

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 10, 2017

Via E-Mail
Daniel Yong Zhang
Chief Executive Officer
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
One Matheson Street, Causeway Bay
Hong Kong

> **Re:** **Alibaba Group Holding Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed June 15, 2017**
> **File No. 1-36614**

Dear Mr. Zhang:

We refer you to our comment letter dated September 7, 2017 regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Timothy A. Steinert
General Counsel and Secretary
Alibaba Group Holding Limited

Kevin Zhang
Legal Department
Alibaba Group Holding Limited

Mara Ransom
Assistant Director